April 1, 2010

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re: Applied Signal Technology, Inc.
Form 10-K for the fiscal year ended October 31, 2009
Filed January 12, 2010

File No. 0-21236

Subject: Comment Letter, dated March 5, 2010

Dear Mr. Spirgel:

Comment: We note your response to prior comment no. 1. Please tell us whether your Company’s management reviews discrete financial information for the indefinite delivery/indefinite quantity (ID/IQ) contracts; and if so, why they would not be considered operating segments in accordance with ASC 280-10-50-1. Also, describe for us in detail the financial and operating results regularly reviewed by your Company’s chief operating decision maker when allocating resources and assessing performance.

ID/IQ Contracts

An ID/IQ contract provides the contractual framework for our customers to quickly and easily issue individual delivery order contracts for specific efforts. All of our ID/IQ contracts are with the United States Government, as are 95% of all of our contracts. Our ID/IQ contracts contain standard terms and conditions, negotiated prior to award, that subsequently apply to each delivery order issued under the ID/IQ contract. Our ID/IQ contracts typically do not contain a scope of work, a list of deliverable items, and a delivery schedule or agreed to costs. Instead, these requirements are negotiated and executed as part of each individual delivery order. We have revenue and direct cost information for each delivery order under an ID/IQ contract as we do for all of our other contracts, basically, that information that is needed to support our revenue recognition under ASC 605-35

We typically have several active ID/IQ contracts at any time during a fiscal year. The contract duration of our ID/IQ contracts are relatively short and tend to be 2-4 years. The average duration of each underlying delivery order is less than one year. None of our individual contracts, ID/IQ or otherwise, have dedicated or separate employees or production facilities. Like all of our contracts, our ID/IQ contracts and the related delivery orders can be cancelled at any time for the convenience of our customers. In fact, as disclosed in our most recent 10-K, some of our delivery orders under our Stone Face II ID/IQ contract were cancelled for the convenience of the customer.

As included in our prior response to Mr. Spirgel, nearly all of our contracts (over 95% of total revenue), including our ID/IQ contracts and the individual underlying delivery orders, are accounted for under ASC 605-35 Construction-Type and Production-Type Contracts. While direct labor and material costs are charged to each contract or delivery order as incurred, for every dollar of direct cost charged we allocate indirect costs including overhead, general and administrative, and certain material burden as required to properly apply ASC 605-35. The majority (approximately two-thirds) of our production costs are allocations that are not directly attributable or traceable to specific contract activities but rather support our overall production activities. Due to these allocations, meaningful discrete financial information is not available for each individual contract or the related delivery order and thus fails to meet paragraph c. of ASC 280-10-50-1. Furthermore, as discussed below, our CODM, our chief executive officer, does not regularly review contract-level financial information to make decisions about resource allocations or performance assessments, as required by paragraph b. of ASC 280-10-50-1.

Description of Financial and Operating Results Regularly Reviewed by our Chief Operating Decision Maker (“CODM”) When Allocating Resources and Assessing Performance

Our CODM makes resource allocation decisions based on our aggregate financial information. The primary resource allocation decisions made by our CODM relate to the distribution of facilities, capital equipment, investment in research and development, management, personnel allocations, including hiring decisions, the resources of our support organizations to optimize the performance of our business, bonuses, business development/marketing, and control of our indirect rates.

Our CODM allocates resources and assesses company performance based on the tools we develop to support these allocations. These tools include the following:

  A five-year strategic plan
  An annual operating plan
  A monthly review of performance to the annual operating plan

Five-year Strategic Plan

Each year we review, enhance and adapt our five-year strategic business objectives to our understanding of the market environment. The financial information included in our strategic plan is predominantly for the company as a whole and most resource allocation decisions are made on the basis of the aggregate information.

Annual Operating Plan

At the beginning of each fiscal year, we develop a detailed annual financial plan that establishes discrete financial goals and objectives for the company. The financial information included in our annual operating plan is predominantly for the company as a whole.

On a monthly basis, our CODM reviews financial information on an aggregate basis for the company as a whole to determine the proper adjustment of resources to attempt to achieve our annual plan and five-year strategic plan.

Forecast financial information is developed for the five-year strategic plan and the annual operating plan used by the CODM to make resource allocation decisions. This financial information is presented on an aggregate basis because our CODM makes resource allocation decisions for the company as a whole. The following details are provided to further describe the financial information used by our CODM for some key resource allocation and performance assessment decisions:

  Management – Of our executive staff, a majority are not assigned to a specific area of our business, and instead fill functions that provide support across all areas of our business, including financial, operational and technical support.
  Bonuses – We pay annual performance-based cash bonuses to many of our employees, including our executive officers, based upon achievement of pre-determined financial metrics of the Company. In fiscal 2009, for instance, 87% of our bonus pool was paid based on the achievement of financial metrics of the Company as a whole.
  Indirect rate control – Our CODM reviews, approves and controls our indirect costs at a company-wide level.
  Business Development/Marketing – Our business development and marketing functions are focused on developing the customers within the intelligence, surveillance and reconnaissance market of the U.S. Government. Our Vice-President of Business Development reports to our CODM, and is responsible for developing business for the Company as a whole.
  Functional support – Our functional support consists of various administrative and manufacturing functions including accounting and finance, human resources, purchasing, security, facilities, information technology, contracting, inventory control, production, manufacturing engineering, and quality assurance. Personnel performing functional support provide services for all contracts and the Company as a whole.
  Personnel hiring and allocations – Personnel assigned to accounting and finance, human resources, purchasing, security, facilities, information technology, contracting, inventory control, production, manufacturing engineering, and quality assurance, as well as certain business development personnel, support our business as a whole and hiring decisions and allocations of these personnel are made on the aggregate financial results of the Company.
  Research and Development – Investment in R&D is critical to the Company’s long-term strategic objectives. The CODM targets our R&D spending goals based on the Company’s aggregate revenue projections.
  Capital expenditures – Because our manufacturing processes are common to all of our products, our capital expenditure budget is developed for the Company as a whole.
  Facilities – Our CODM reviews, assesses and makes facilities decisions to either add or eliminate facilities as well as modify our facilities based on the needs of our business as a whole.

As noted in the description of our business in our Annual Report on Form 10-K, we have organized our operations into four market-facing “divisions” to optimize management span of control (that is, through managers that report to our CODM because he cannot directly supervise the hundreds of contracts in process each month) to ensure a strong customer focus. Through these divisions, we sell similar products and services predominantly to one customer, the United States Government, and our research, technical and production employees, our manufacturing facilities, and our distribution processes are extensively shared. The divisions are responsible for the relationship and marketing efforts with customers within the government; including orders and contract revenue and, as discussed above, we do track revenue and direct costs by contract to facilitate our accounting under ASC 605-35. The only financial information in the strategic and operating plan documents discussed above that is not presented solely on an aggregate basis for the company as a whole is a single tabular presentation of orders, revenue and “program profitability” associated with each of our divisions. We develop a metric we refer to as “program profitability” for these divisions, which is based solely on an allocation of allowable indirect corporate costs based on direct contract costs. This is neither a GAAP measure nor a measure reflecting what we consider to be discrete financial information primarily because, as noted above, approximately two-thirds of the costs are an allocation based on direct costs. This metric is predominantly used to set bonus compensation for the four division managers, representing a small portion of our annual bonus pool, for instance 13% of total bonus compensation in fiscal 2009.

Applied Signal Technology, Inc. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the comment set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (408)749-1888.

Yours truly,

Applied Signal Technology, Inc.,

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer